SEC 19003139

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACK V. BUTTERFIELD INVESTMENT CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. JACKSON ST., STE. 100
(No. and Street)

JACKSON	MICHIGAN	49201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID CAVENDER 517-787-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

31150 NORTHWESTERN HWY.	FARMINGTON HILLS	MICHIGAN	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN BUTTERFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACK V. BUTTERFIELD INVESTMENT CO., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE SWIATLOWSKI
NOTARY PUBLIC, STATE OF MI
COUNTY OF JACKSON
MY COMMISSION EXPIRES Apr 22, 2020
ACTING IN COUNTY OF

Aimee Swiatlowski

AIMEE SWIATLOWSKI
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Jack V. Butterfield Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Company (the "Company"), as of December 31, 2018, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (SEC) and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Freedman & Goldberg, C.P.A.S, P.C.

We have served as the Company's auditor since 2017.

Farmington Hills, Michigan
February 20, 2019

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 587,212
Restricted Cash	50,000
Investments	745,968
Accounts receivable - commission	151,891
Prepaid expenses	5,340
Total current assets	1,540,411
PROPERTY AND EQUIPMENT:	
Leasehold improvements	77,796
Furniture and fixtures	64,332
	142,128
Less: Accumulated depreciation	94,339
Total property and equipment	47,789
TOTAL ASSETS	$ 1,588,200

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	28,544
Accrued expenses	32,852
Stockholders' distribution payable	1,080,175
Total current liabilities	1,141,571
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 stated value; authorized 25,000 shares;issued and outstanding 9,565	9,565
Retained earnings	437,064
	446,629
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,588,200

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

INCOME:	
Commissions - stock	$ 781,591
Commissions - mutual funds	1,628,285
Commissions - managed accounts	284,403
Commissions - variable annuities	5,594
Retirement/401K plans	157,036
Profits - sale of securities	10,943
Interest and dividends	3,947
Miscellaneous income	11,888
TOTAL INCOME	2,883,687
EXPENSES:	
Officer's salaries	240,000
Commissions	423,288
Clerical and administrative employees	838,374
Clearance paid to brokers	64,007
Communications	18,025
Occupancy and equipment	60,731
Promotion costs	30,649
Data processing costs	44,335
Regulatory fees and expenses	15,109
Other expenses	68,994
TOTAL EXPENSES	1,803,512
NET INCOME	$ 1,080,175

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance - Beginning of year	9,565	$ 9,565	$ 437,064	$ 446,629
Add: Net Income for the year			1,080,175	1,080,175
Less: S-distributions			(1,080,175)	(1,080,175)
Balance - End of year	9,565	$ 9,565	$ 437,064	$ 446,629

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net Income	$ 1,080,175
Adjustments to reconcile net loss	
to net cash used in operating activities:	
Depreciation	(18,492)
Unrealized gain on investments	(2,782)
Accounts receivable	(43,445)
Prepaid expenses	670
Accounts payable	19,366
Accrued expenses	(71,342)
Cash flows from operating activities:	(116,025)
Cash flows from investing activities:	
Purchases of property and equipment	(6,230)
Purchases of investments	(400,000)
Cash flows from investing activities:	(406,230)
Cash flows from financing activities:	
S-Distributions Paid	(714,721)
Cash flows from financing activities:	(714,721)
NET DECREASE IN CASH	(156,801)
Cash & cash equivalents at Beginning of Year	794,013
Cash & cash equivalents at End of Year	637,212
Supplementary Disclosures:	
Income taxes paid - city	$ 7,292

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Jack V. Butterfield Investment Company (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission. The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates one office and serves primarily the Jackson, Michigan and surrounding area.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission revenue and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary at this time.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using straight-line and accelerated methods over the useful lives of the related assets.

Management annually reviews these assets to determine whether carrying values have been impaired. Estimated useful lives are as follows:

Furniture and equipment	5 Years
Leasehold improvements	15 years

Depreciation expense for the year was $4,820. The Company also recorded, in the current year, an adjustment of $23,312 to reduce the amount of accumulated depreciation.

Note 1 –Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2018 were $29,796.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 3.27 to 1. The Company had adjusted net capital at that date of $348,451 which exceeds the required net capital of $100,000.

Commission Income

Commission income on client trades is recorded on a settlement date basis and normally settled within 30 days. Commission rates earned are a maximum of 5%.

Application way mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreements.

RBC Correspondent Services and American Funds Account for over 90% of our Commission Income.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare Subchapter S distributions to the shareholder in an amount sufficient to pay the income taxes assessed at the shareholder level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated subsequent events through February 20, 2019 which is the date the financial statements were available to be issued.

Note 2 - Rents and Related-Party Transactions

The Company leased its Jackson, Michigan office facility from a related party on a month-to-month basis at a cost of approximately $2,311 per month. The majority stockholder of the Company is a member of the related party that owns the building. Rent expense for the year ended December 31, 2018 was $27,736.

The Company owed the stockholders $1,080,175 as of year-end. The amount is payable on demand and bears no interest. It is anticipated that this amount will be paid over the course of the coming year.

Note 3 - Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820"), provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described in the following:

- Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.
- Level 3 includes unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2018.

- *Held-to-maturity securities (Certificates of Deposit):* Value determined based on observable inputs and valuation techniques using prices for similar assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the fair value of assets as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Held-to-maturity securities	$ -	$ 745,968	$ -	$ 745,968
Total assets at fair value	$ -	$ 745,968	$ -	$ 745,968

Note 4 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, investments and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Investments are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term.

Note 5 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2018, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 6 – Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all full time employees who have completed three months of service. The profit sharing plan provides for the employer to contribute a discretionary amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2018, the Company contributed $136,000 to the plan.

Note 7 – Commitments, Guarantees and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Cash Flow Reconciliation

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	12/31/2018
Cash and cash equivalents	$ 587,212
Restricted cash	50,000
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	$ 637,212

Note 9 – Held-to-maturity Securities

The amortized cost, gross unrealized holding gains and gross unrealized holding losses by major security type and class of security as of December 31, 2018:

	December 31, 2018			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
FDIC insured Certificates of Deposit	$743,186	$ 2,782	$ 0	$ 745,968
	$743,186	$ 2,782	$ 0	$ 745,968

Note 10 – Accounting Change

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230) which requires the disclosure of changes in cash, cash equivalents and restricted cash. The guidance is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. For all other entities, the guidance is effective for fiscal years, and interim periods with those years, beginning after December 15, 2018. Early adoption is permitted. Management elected to early adopt the provisions of this new standard.

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Total ownership equity from Statement of Financial Condition		$ 446,629
Deduct ownership equity not allowable for Net Capital		( )
Total ownership equity qualified for Net Capital		446,629
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions or allowable credits		0
Total capital and allowable subordinated liabilities		$ 446,629
Deductions and/or charges:		
Non-allowable assets		
Furniture and Fixtures net of depreciation	$ 47,789	
Prepaid Expenses	5,341	
Non-Allowable Trail Commission	43,282	
Accrued Commissions (Longer than 30 days)	0	
Total Non-allowable assets:	96,412	
Secured demand not delinquency	0	
Commodity futures contracts and spot commodities-propietary capital charges	0	
Other deductions and/or charges	0	
Total Deductions and/or charges:		(96,412)
Net capital before haircuts on securites:		$ 350,217
Haircuts on securities:		
Contractual securities commitments		
Subordinated securities borrowings		
Bankers' acceptances, certificates of deposit and commercial paper	1,766	
US government agency and Canadian government obligations		
State and Municipal government obligations		
Corporate obligations		
Stocks and warrants		
Undue concentration		
Other Securities	0	
Total Haircuts:	1,766	(1,766)
Net Capital:		$ 348,451

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Minimal net capital required 6 2/3% of Aggregate Indebtedness	$ 76,105
Minimum dollar net capital required of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 248,451
Net capital less greater of 120% minimum dollar net capital or 10% of Aggregate Indebtedness	$ 228,451

Computation of Aggregate Indebtedness

Aggregate Indebtedness	
Payable to Customers	$ 0
Accounts Payable	$ 28,543
Accounts Payable	$ 32,852
Other (Dividend Payable)	$ 1,080,175
Total Aggregate Indebtedness	1,141,570
Add:	
Other	0
Deduct:	
Adjustment based on deposits in Special Reserve Bank Accts (15c3-1 c (1) (vii)	(0)
Total Aggregate Indebtedness	1,141,570
Percentage of aggregate indebtedness to net capital	% 327.61
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	% 327.61

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

Credit Balances:		
Free credit balances and other credit balances in customer securities accounts	$ 0	
Monies borrowed collateralized by securities carried for accounts of customers	0	
Monies payable against customers securities loaned	0	
Customer's securities failed to receive	0	
Credit balances in firm accounts which are attributable to principal sales to customers	0	
Market value of stock dividends, stock splits, and similar distributions	0	
Market value of short security count differences over 30 calendar days	0	
Market value of short securities and credits in all suspense accounts	0	
Market value of securities which are in transfer in excess of 40 calendar days	0	
Other	0	
Total Credit Balances:		$ 0
Debit Balances:		
Debit balances in customer cash and margin accounts	$ 0	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0	
Failed to deliver of customers' securities not older than 30 calendar days	0	
Other	0	
Total Debit Balances		$ 0
Reserve Computation:		
Excess of total debit over total credits		0
Excess of total credits over total debits		$ 0
If calculation is monthly 105% of excess of total credits over total debits		0
Amount on deposit in "Reserve Bank Account(s)", including qualified securities, at end of reporting period		0
Amount of deposit or withdrawal / Date		0
New amount in reserve account		$ 0

Frequency of Computation
Monthly

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission continued

As of December 31, 2018

Exemptive Provisions: Not Applicable

Information for Possession and Control Requirements Under Rule 15c3-3

Market valuation on number of items of:

Customers' fully paid securities and margin securities not in the respondents possession or control as of the report date (for which instructions to reduce possession or control had been issued as of report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$	N/A
Number of items		N/A
The system and procedures utilized on complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3		Yes

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Jack V. Butterfield Investment Company

We have reviewed management's statements, included in the accompanying Jack V. Butterfield Investment Company's Exemption Report, in which (1) Jack V. Butterfield Investment Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisons) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) - (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Freedman & Goldberg, C.P.A.S, P.C.

Farmington Hills, Michigan
February 20, 2019

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Jack V. Butterfield Investment Company's Exemption Report

Jack V. Butterfield Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from the provision of 17 C.F.R. § 240.15c3-3 (K) - (2)(ii).

(2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company

I, John C. Butterfield, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By:

Title: President

2/4/19

P.O. Box 4057
Jackson, MI 49204
517/787-2430

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders of Jack V. Butterfield Investment Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Jack V. Butterfield Investment Company (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Freedman & Goldberg, C.P.A.S, P.C.

Farmington Hills, Michigan
February 20, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2047*********************MIXED AADC 220
12454 FINRA DEC
JACK V BUTTERFIELD INVESTMENT
P O BOX 4057
JACKSON, MI 49204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Cavender
517-787-2430

2. A. General Assessment (item 2e from page 2) $ 1752.31

B. Less payment made with SIPC-6 filed (exclude interest) (773.19)
7-17-2018
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 979.12

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 979.12

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 979.12

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jack V Butterfield Inv. Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,883,687
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,643,432
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	64,007
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	718
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1039
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	6282
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	1,715,478
2d. SIPC Net Operating Revenues	$ 1,168,209
2e. General Assessment @ .0015	$ 1752.31 (to page 1, line 2.A.)

Jack V. Butterfield Investment Company

Report on Financial Statements
(with Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission
and Agreed-Upon Procedures Required by SIPC)

Year Ended December 31, 2018

Contents

	Page
Form X-17A-5, Part III, Facing Page	1
Affirmation of Officer	2
Report of independent registered public accounting firm	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-12
Supplementary Information:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	13-14
Computation for determination of the reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission	15-16
Report of independent registered public accounting firm	17
Exemption Report	18
Report of independent registered public accounting firm on applying agreed-upon procedures Related to an Entity's SIPC Assessment Reconciliation	19
Form SIPC-7 – General Assessment Reconciliation	20-21